Seward & Kissel llp
                               1200 G STREET, N.W.
                             WASHINGTON, D.C. 20005

                            TELEPHONE: (202) 737-8833
                            FACSIMILE: (202) 737-5184


                                       November 22, 2004




Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

         Re:      Arden Registered Institutional Advisers, L.L.C.
                  (File No. 811-21307)
                  Accession #: 0000919574-03-000541
                  CIK #:   0001211441

Dear Ladies and Gentlemen:

     On behalf of Arden Registered Institutional Advisers, L.L.C. ("Arden"), I submit this letter pursuant to Rule 477 under the Securities Act of 1933 to request the withdrawal of the entire registration statement of Arden that was filed on Form N-2 with the Securities and Exchange Commission on February 18, 2003 (the "Registration Statement"). The Registration Statement is not yet effective. Arden requests the withdrawal of the Registration Statement because Arden has determined not to proceed with the contemplated offering of its interests and intends to dissolve as soon as is practicable. Arden has no investors as no securities were sold in connection with the offering.

     We appreciate your prompt attention to this matter. Please call me at (202) 737-8833 if you have any comments or questions.

                                       Sincerely,



                                       /s/ Kevin M. Broadwater
                                       -------------------------------
                                           Kevin M. Broadwater



cc: Dov Lando, Arden Registered Institutional Advisers, L.L.C.